UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)



                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)


                                   067160-10-1
                                 (CUSIP Number)


                                 J. BRENT HANSON
                          300 INDUSTRIAL BOULEVARD N.E.
                          MINNEAPOLIS, MINNESOTA 55413
                                 (612) 331-8500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                DECEMBER 30, 1996
                      (Date of Event Which Requires Filing
                               of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- l(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Cover page continued on next page)

                                Page 1 of 4 Pages



                                  SCHEDULE 13D

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CUSIP No. 067160-10-1                   PAGE      2       OF       4      PAGES
                                             ----------      ----------
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--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Charles E. Garrity, as Trustee of the Florence F. Francis 1995 Irrevocable Annuity Trust under Agreement dated December 1, 1995


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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)|_|
                                                                          (b)|_|



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 3    SEC USE ONLY


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 4    SOURCE OF FUNDS*

            OO
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  |_|


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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Trust organized under the laws of the State of Minnesota
--------------------------------------------------------------------------------

        NUMBER OF      7   SOLE VOTING POWER

         SHARES              170,846 shares (after giving effect to stock split)
                    ------------------------------------------------------------
      BENEFICIALLY     8   SHARED VOTING POWER

        OWNED BY             -0- shares
                    ------------------------------------------------------------
          EACH         9   SOLE DISPOSITIVE POWER

        REPORTING            170,846 shares (after giving effect to stock split)
                    ------------------------------------------------------------
         PERSON       10   SHARED DISPOSITIVE POWER

          WITH               -0- shares
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           170,846 shares (after giving effect to stock split)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.10 per share, of The Barbers, Hairstyling for Men & Women, Inc. ("Issuer"), a Minnesota corporation, having its principal executive offices at 300 Industrial Boulevard N.E., Minneapolis, Minnesota 55413.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name and business address of the Reporting Person is Charles E. Garrity, as Trustee of the Florence F. Francis 1995 Irrevocable Annuity Trust under Agreement dated December 1, 1995, c/o Garrity & Associates, 9977 Valley View Road, Suite 220, Eden Prairie, MN 55344. The Grantor of the Trust is Florence F. Francis, for the benefit of the Grantor and her children.

         Neither the Trust nor the Trustee has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Trust is organized under the laws of the State of Minnesota.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         210,000 shares (after effect of stock split) were acquired as a gift from Ms. Florence Francis, who is an officer and director of the Issuer; 39,154 were transferred December 1996 pursuant to the terms of the Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Trust holds the Issuer's common stock in trust, for investment purposes only, for the benefit of the Grantor and her children.

         The Trust does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.


                                Page 3 of 4 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to information provided by the Issuer, as of December 20, 1996, there were approximately 2,571,454 shares of the Issuer's common stock outstanding (after giving effect to a stock split). The Trust, at the present time, beneficially owns an aggregate of 170,846 shares of the Issuer's common stock, constituting approximately 6.6% of the outstanding shares.

         (b) The Trust has sole voting power and sole dispositive power with respect to 170,846 shares.

         (c) Information with respect to transactions in the common stock of the Issuer that were effected during the last sixty (60) days by the Reporting Person is set forth below:

         Transfer of 39,154 shares by Trust to Grantor of Trust.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 1996

                                                 /s/ Charles Garrity, Trustee
                                                 -------------------------------
                                                 Charles Garrity, as Trustee of
                                                 the Florence F. Francis 1995
                                                 Irrevocable Annuity Trust
                                                 Under Agreement dated
                                                 December 1, 1995



                                Page 4 of 4 Pages